                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 9)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)



                                HESS CORPORATION
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)


                                   42809H 107
                               ------------------
                                 (CUSIP Number)


                               December 31, 2008
                           -------------------------
             (Date of Event Which Requires Filing of this Statement)




        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  Rule 13d-1 (b)
                                X Rule 13d-1 (c)
                                  Rule 13d-1 (d)

                                                 PAGE   1      OF   4      PAGES
                                                      --------    --------


                              CUSIP NO. 023551 10 4




------------ -------------------------------------------------------------------
    1.
             NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Nicholas F. Brady
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      |_|
                                                                   (b)       X
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------ -------------------------------------------------------------------
----------------------- ------ -------------------------------------------------

                         5.    SOLE VOTING POWER  107,674 shares
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH                  See Note 8
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         6.    SHARED VOTING POWER        8,355,052 shares

                               See Notes 2 and 9
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         7.    SOLE DISPOSITIVE POWER      107,674 shares

                               See Note 8
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         8.    SHARED DISPOSITIVE POWER  19,174,659 shares

                               See Notes 1, 2 and 9.
----------------------- ------ -------------------------------------------------
------------ -------------------------------------------------------------------
    9.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,282,333 shares
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    10.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    11.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.91%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

                                                PAGE    2     OF     4     PAGES
                                                     --------    ---------


                              CUSIP NO. 023551 10 4




------------ -------------------------------------------------------------------
    1.
             NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              John B. Hess
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      |_|
                                                                   (b)       X
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------ -------------------------------------------------------------------
----------------------- ------ -------------------------------------------------
                         5.    SOLE VOTING POWER          26,887,629 shares
   NUMBER OF SHARES
BENEFICIALLY OWNED BY          See Notes 1, 3, 4 and 5.
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         6.    SHARED VOTING POWER        8,408,725 shares

                               See Notes 2 and 10.
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         7.    SOLE  DISPOSITIVE POWER    2,721,126 shares

                               See Notes 3 and 5.
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         8.    SHARED DISPOSITIVE POWER   31,591,679 shares

                               See Notes 1, 2, 3,4 and 10.
----------------------- ------ -------------------------------------------------
------------ -------------------------------------------------------------------
    9.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,296,354 shares
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    10.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                       |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    11.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.79%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

                                                 PAGE   3      OF    4     PAGES
                                                            --------    --------


                              CUSIP NO. 023551 10 4



------------ -------------------------------------------------------------------
    1.
             NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas H. Kean
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      |_|
                                                                   (b)       X
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------ -------------------------------------------------------------------
----------------------- ------ -------------------------------------------------

                         5.    SOLE VOTING POWER         24,444 shares
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         6.    SHARED VOTING POWER        8,345,086 shares

                               See Note 2
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         7.    SOLE  DISPOSITIVE POWER   24,444 shares
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         8.    SHARED DISPOSITIVE POWER  25,601,574 shares

                               See Notes 1, 2 and 4
----------------------- ------ -------------------------------------------------
------------ -------------------------------------------------------------------
    9.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,626,018 shares
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    10.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                       |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    11.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


              7.86%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                 PAGE   4      OF    4     PAGES
                                                            --------    --------


                              CUSIP NO. 023551 10 4



------------ -------------------------------------------------------------------
    1.
             NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              John Y. Schreyer
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      |_|
                                                                   (b)       X
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------ -------------------------------------------------------------------
----------------------- ------ -------------------------------------------------

                         5.    SOLE VOTING POWER             146,192 shares
   NUMBER OF SHARES
BENEFICIALLY OWNED BY          See Note 6.
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         6.    SHARED VOTING POWER            92,373 shares

                               See Note 7.
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         7.    SOLE  DISPOSITIVE POWER       146,192 shares

                               See Note 6.
----------------------- ------ -------------------------------------------------
----------------------- ------ -------------------------------------------------

                         8.    SHARED DISPOSITIVE POWER   17,348,861 shares

                               See Notes 1, 4 and 7.
----------------------- ------ -------------------------------------------------
------------ -------------------------------------------------------------------
    9.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,495,053 shares
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    10.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                       |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    11.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.36%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

                                  Notes to 13G

Note 1. This amount includes 10,819,607 shares held by a charitable lead annuity trust established under the will of Leon Hess. John B. Hess has sole voting power of this stock held by this trust and shares dispositive power over such stock with the other filing persons who are other trustees of this trust.

Note 2. This amount includes 8,345,086 shares held by a limited partnership. Messrs. Hess, Brady and Kean serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive powers, with respect to shares held by the limited partnership.

Note 3.            This amount includes 141,244 shares owned directly by Mr.
                   Hess as to which he has sole voting and dispositive power. This amount also includes an aggregate of 2,371,878 shares held by Mr. Hess' siblings or by trusts for the benefit of Mr. Hess' siblings or their children, as to which Mr. Hess has sole voting power and as to 1,693,329 shares of which he shares dispositive power pursuant to a shareholders agreement among, inter alia, Mr. Hess and his siblings; an aggregate of 1,613,864 shares held by four trusts for the benefit of Mr. Hess and his heirs, of which Mr. Hess is trustee and as to which he has sole voting power and dispositive power; 794,708 held by a trust for the benefit of Mr. Hess' mother, as to which he has sole voting power and shared dispositive power; 2,703,213 shares held by a trust for the benefit of Mr. Hess and his siblings, of which he is a co-trustee and has sole voting power and shared dispositive power, 735,216 shares held by a trust of which Mr. Hess has sole voting power and shares dispositive power pursuant to a shareholders agreement between, inter alia, Mr. Hess and his spouse, as trustee; 54,518 held by two trusts as to which Mr. Hess has sole voting and dispositive power; 305,000 shares of restricted stock held in escrow under the Issuer's incentive compensation plan as to which Mr. Hess has voting but not dispositive power; 862,000 shares underlying options to purchase common stock of the Issuer, as to which he has sole voting and dispositive power only upon exercise of such options.

Note 4. This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Schreyer are directors and as to which Mr. Hess has sole voting power and shares dispositive power with, inter alia, Messrs. Kean and Schreyer.

Note 5. Includes 49,500 shares vested in the name of John B. Hess under Issuer's Employees' Savings and Stock Bonus Plan. Mr. Hess has sole voting and dispositive power with respect to these shares.

Note 6. This amount includes 61,192 shares owned directly by Mr. Schreyer as to which he has sole voting and dispositive power,and 85,000 shares underlying options to purchase Common Stock of Issuer, as to which he has sole voting and dispositive power only upon exercise of such options.

Note 7. This amount includes 92,373 shares held by three trusts as to which Mr. Schreyer has shared voting and dispositive power.

Note 8. This amount includes 101,674 shares held directly by Mr. Brady as to which he has sole voting and dispositive power; and 6,000 shares held by a limited liability company of which Mr. Brady is the managing member and as to which he has sole voting and dispositive power.

Note 9. This amount includes 9,966 shares held by two trusts of which Mr. Brady is a co-trustee, in each case as to which Mr. Brady shares voting and dispositive power.

Note 10. This amount includes 63,639 shares held by a trust of which Mr. Hess is a co-trustee and shares voting and dispositive power.

Item 1(a).    Name of Issuer:

              Hess Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1185 Avenue of the Americas
              New York, NY 10036

Item 2(a).    Name of Person Filing:

              See respective cover pages.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              Nicholas F. Brady
              Choptank Partners
              16 North Washington Street
              Easton, MD 21601

              John B. Hess
              Hess Corporation
              1185 Avenue of the Americas
              New York, NY 10036

              Thomas H. Kean
              THK Consulting, LLC
              49 Route 202
              Post Office Box 810
              Far Hills, NJ 07931

              John Y. Schreyer
              1890 Lake Miona Drive
              The Villages, FL 32162

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              42809H 107


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

              (a) A broker or dealer registered under Section 15 of the Exchange Act.

              (b)    A bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) An insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) An investment company registered under Section 8 of the Investment Company Act.

              (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

              (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

              (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

              (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j)    A group, in accordance with Rule 13d-1(b)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check
              this box.                                                      |X|

Item 4.       Ownership.


              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

            See respective cover pages.
            ---------------------------

       (b)    Percent of class:

            See respective cover pages.
            ---------------------------

       (c)    Number of shares as to which such person has:

            See respective cover pages.
            ---------------------------

       (i)    Sole power to vote or to direct the vote

            See respective cover pages.
            ---------------------------

       (ii)   Shared power to vote or to direct the vote

            See respective cover pages.
            ---------------------------

       (iii)  Sole power to dispose or to direct the disposition of

            See respective cover pages.
            ---------------------------

       (iv)   Shared power to dispose or to direct the disposition of

            See respective cover pages.
            ---------------------------

Item 5.         Ownership of Five Percent or Less of a Class.
              Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
              As indicated in the Notes above, some of the shares owned are held for the account of other persons who have the right to receive dividends and the proceeds of the sale of such shares. Such shares held by the estate of Leon Hess or by trusts established under the will of Leon Hess represent more than five percent of the outstanding class.

Item 7.         Identification and Classification of the Subsidiary Which
              Acquired the Security Being Reported on by the Parent Holding Company.
              Not applicable

Item 8.         Identification and Classification of Members of the Group.
              Not applicable

Item 9.         Notice of Dissolution of Group.
              Not applicable

Item 10. Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.


                                    February 12, 2009
                                ----------------------
                                         (Date)

                                /s/ Nicholas F. Brady
                                ----------------------
                                   Nicholas F. Brady

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.



                                    February 12, 2009
                                ----------------------
                                         (Date)

                                  /s/ John B. Hess
                                ----------------------
                                      John B. Hess

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.




                                    February 12, 2009
                                ----------------------
                                         (Date)

                                 /s/ Thomas H. Kean
                                ----------------------
                                     Thomas H. Kean

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.





                                    February 12, 2009
                                ----------------------
                                         (Date)

                                /s/ John Y. Schreyer
                                ----------------------
                                    John Y. Schreyer